May 16, 2005

Mail Stop:  4-6

Mr. Duncan Perry
Chief Financial Officer
Artisoft, Inc.
5 Cambridge Center
Cambridge, MA 02142

Re:	Item 4 Form 8-K filed April 27, 2005

Dear Mr. Perry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note in your 8-K that KPMG has advised management that in connection with the review of your three month period ended December
31, 2004, KPMG noted certain matters considered to constitute material weaknesses. Supplementally provide us with any written correspondence between management, the audit committee, KPMG and any others related to these material weaknesses.

2. Additionally, tell us whether any adjusting entries were made as a result of these material weaknesses and tell us in detail the steps you have taken (or plan to take) and procedures you implemented
(or
plan to implement) to correct these material weaknesses.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3406, or in my absence, to Robert Benton at (202) 551-3140.

Sincerely,


Patrick Gilmore, CPA
Staff Accountant
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Duncan Perry
Artisoft, Inc.
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